Exhibit (a)(3)

Description of Offer

DESCRIPTION OF OFFER TO EXCHANGE

CERTAIN ELIGIBLE

COMMON STOCK WARRANTS OF THE COMPANY

1.	Number of Warrants; Expiration Date
2.	Purpose of the Offer
3.	Procedures for Tendering Warrants
4.	Withdrawal Rights
5.	Acceptance of Warrants for Exchange and Exercise of Exchanged Warrants
6.	Conditions of the Offer
7.	Registration and Price Range of Common Stock Underlying the Warrants
8.	Terms of Exchanged Warrants; Source and Amount of Consideration
9.	Information Concerning WARP
10.	Interests of Directors and Officers
11.	Status of Warrants Acquired by Us in the Offer
12.	Legal Matters; Regulatory Approvals
13.	Tax Consequences
14.	Extension of Offer; Termination; Amendment
15.	Fees and Expenses
16.	Additional Information
17.	Miscellaneous

1.	Number of Warrants; Expiration Date

All of the Company’s 18,812,724 outstanding warrants are eligible for the Program. These Original Warrants are exercisable for Common Stock and were issued on the following dates with the following exercise prices:

	Number of Warrants	Date of Issuance	Exercise Price	Type of Exercise Provision allowed
1	507,298	May 1, 2003	$0.10	Cashless exercise allowed.
2	10,065,900	November 4, 2003	$0.33	Cash exercise only.
3	579,758	November 4, 2003	$0.33	Cashless exercise allowed.
4	979,211	November 4, 2003	$0.18	Cashless exercise allowed.
5	320,000	November 4, 2003	$0.25	Cashless exercise allowed.
6	1,500,000	January 9, 2004	$0.36	Cash exercise only.
7	3,738,890	February 10, 2004	$0.33	Cash exercise only.
8	747,778	February 20, 2004	$0.18	Cashless exercise allowed.
9	373,889	February 20, 2004	$0.33	Cashless exercise allowed.

The Form of Original Warrant with cash exercise only provisions (listed in points 2, 6 and 7 in the chart above) are included as Exhibit (d)(2) hereto. The Form of Original Warrant with cashless exercise provisions (as listed in points 1, 3, 4, 5, 8 and 9 in the chart above) are included as Exhibit (d)(3) hereto.

The Expiration Date of this Offer to Exchange is Thursday, March 18, 2004.

2.	Purpose of the Offer

The purpose of the Offer to Exchange is to provide warrant holders with the opportunity to immediately obtain the Company’s Common Stock based on a $0.15 per share exercise price and to provide the Company with funds through the exercise of such warrants. The funds obtained will be used by the Company as working capital. The Company does not have any current plans, proposals or negotiations that relate to or would result in a material change in its corporate structure or business. The Company will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, and certain financing options, which might affect the Company’s liquidity requirements or cause it to issue additional equity or debt securities.

3.	Procedures for Tendering Warrants

You may choose to participate in the Program by tendering all of your Original Warrants or you may partially participate in the Program, in which case the portion of your Original Warrants that you choose to exclude from the Program will remain in full force and effect, as originally issued. If you choose to participate in the Program you must tender (i) your Original Warrants; (ii) a properly completed and duly executed Election to Participate (indicating how many of your Original Warrants are to be exchanged for the Exchanged Warrants); and (iii) cash in the amount equal to $0.15 times the number of Exchanged Warrants you are requesting. These items must be properly delivered on or prior to the Expiration Date. The Election to Participate must be properly completed and delivered to: WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017 Attn: Gus Bottazzi, tel. no. 212-962-9277. The cash tendered may be in the form of a check mailed with the Election to Participate or may be tendered by wire transfer in accordance with the Wire Transfer Instructions included with the Election to Participate.

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT YOUR ELECTION AND RISK. IF YOU DELIVER BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY ON OR PRIOR TO THE EXPIRATION DATE.

We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of Original Warrants. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of warrants that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept properly and timely tendered warrants that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to the warrants or warrant holders, provided, however, that if a condition is waived with regard to any warrant or warrant holder, then the same condition must be waived with regard to all warrants and all warrant holders, respectively. No tender of warrants will be deemed to have been properly made until all defects or irregularities have been cured by the tendering warrant holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Your tender of Original Warrants pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer.

4.	Withdrawal Rights

If you change your mind and do not want to participate in the Program, you may submit the Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, the cash you have tendered and your Original Warrants will be returned to you by the Company promptly. Additionally, if you have tendered Original Warrants and those warrants are not accepted by the Company prior to forty business days from the February 4, 2004 commencement date of this Offer, you may withdraw such Original Warrants. Except as provided in the preceding sentence, following the Expiration Date you cannot withdraw and you cannot get your tendered cash or your Original Warrants back.

5.	Acceptance of Warrants for Exchange and Exercise of Exchanged Warrants

The Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue the Common Stock to you, effective as of Friday, March 19, 2004. The Company will deliver the Common Stock to you promptly thereafter. If you have chosen to partially participate in the Program by keeping some Original Warrants and exchanging some for Exchanged Warrants, the Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue Common Stock to you, effective as of Friday, March 19, 2004 and will issue you a new Original Warrant for the amount of Original Warrants you have chosen to exclude from the Program. The Company will deliver the Common Stock and the new Original Warrant to you promptly thereafter.

6.	Conditions of the Offer

The Offer is subject to certain conditions, as described herein, with regard to events that could occur prior to the Expiration Date. If the Company’s Board of Directors determines, based on the business judgment of the Board, that there is a change in accounting principles, a lawsuit challenging the Offer or a change in the Company’s business condition, assets or income such that completion of the Offer would have a material adverse effect on the Company, then the Company may, prior to the Expiration Date, cancel the Offer. In the event that the Offer is cancelled by the Company, any cash that you have tendered together with your Original Warrants will be returned to you promptly.

7.	Registration and Price Range of Common Stock Underlying the Warrants

Neither the Original Warrants nor the Exchanged Warrants are registered and there is no established trading market for the Original Warrants or the Exchanged Warrants. The Original Warrants are exercisable for Common Stock at any time prior to five years from the date of issuance and the Exchanged Warrants are immediately exercisable for Common Stock. The Company is in the process of registering the Common Stock that underlies the Original Warrants and the Exchanged Warrants pursuant to a Registration Statement on Form S-2 filed with the Securities and Exchange Commission on February 12, 2004 and amended on February 25, 2004. The price range of Common Stock underlying the Warrants for the past eight quarters is set forth below.

	High price for Quarter	Low price for Quarter
Quarter ended December 31, 2003	$0.29	$0.175
Quarter ended September 30, 2003	0.34	0.15
Quarter ended June 30, 2003	1.52	0.31
Quarter ended March 31, 2003	3.92	1.30
Quarter ended December 31, 2002	3.80	1.38
Quarter ended September 30, 2002	1.38	0.88
Quarter ended June 30, 2002	0.98	0.30
Quarter ended March 31, 2002	0.30	0.05

8.	Terms of Exchanged Warrants; Source and Amount of Consideration

Subject to the terms of this Offer to Exchange, we will accept up to 18,812,724 Original Warrants for exchange. In consideration for the Original Warrants we will issue the Exchanged Warrants, which are immediately exercisable for Common Stock at an exercise price of $0.15 per share. The Exchanged Warrants will have the same terms as the Original Warrants except that (i) the Exchanged Warrants are immediately exercisable and (ii) the exercise price of the Exchanged Warrants is $0.15 per share and must be paid in cash.

The aggregate consideration that we could receive for the exercise of the Exchanged Warrants is $2,821,908.60. The total number of shares of Common Stock issuable upon exercise of the Exchanged Warrants is 18,812,724 shares of Common Stock. As of February 11, 2004 we had 73,862,586 shares of outstanding Common Stock. As such, the total number of shares of Common Stock which would be issuable if all of the eligible Original Warrants are tendered for new Exchanged Warrants would equal approximately 25% of the Company’s currently outstanding Common Stock.

9.	Information Concerning WARP

WARP is an information technology company that produces a series of application acceleration products that improve the speed and efficiency of transactions and information requests that are processed over Internet and Intranet network systems. The Company’s GTEN suite of hardware and software products and technologies is designed to accelerate network applications, reduce network congestion, and reduce the cost of expensive server deployments for enterprises engaged in high volume network activities. The goal of the Company is to become the de facto standard in the application acceleration marketplace.

WARP was incorporated in the State of Nevada on June 26, 2000. Our Common Stock trades on the OTC Bulletin Board under the trading symbol “WRPT”. Certain of WARP’s financial information is set forth below.

		Three Months ended 12/31/2003	Three Months ended 12/31/2002	Twelve Months ended 6/30/2003	Six Months ended 6/30/2002	Twelve Months ended 6/30/2001
		Unaudited	Unaudited
Revenue		$308,715.00	$86,731.00	$344,153.00	$11,333.00	$155,990.00
Cost of sales		33,987	354	237,594	0	0

Gross Profit		274,728	86,377	106,559	11,333	155,990
Product development		256,442	115,095	672,298	100,874	3,121,193
Sales, marketing and business		630,204	129,525	1,517,443	99,153	565,087
General and administrative		730,780	616,477	2,498,975	1,403,630	3,846,025
Non-cash Compensation		2,075,165	5,133,333	8,497,708		0

Loss before interest		(3,417,863)	(5,908,053)	(13,079,865)	(1,592,324)	(7,376,315)
Interest, net		60,161	3,621	26,750	(23,325)	143,209

Net Loss		($3,357,702)	($5,904,432)	($13,053,115)	($1,615,649)	($7,233,106)

Net loss attributable to common stock		($4,364,297)	($5,904,432)	($13,053,115)	($1,615,649)	($7,233,106)

Basic and diluted net loss per share		(0.05)	(0.10)	(0.21)	(0.06)	(0.36)
Basic and diluted net loss per share attributable to common stock		(0.06)	(0.10)	(0.21)	(0.06)	(0.36)

Weighted average common shares basic and diluted		68,186,499	61,361,556	63,445,109	26,684,492	19,981,630

Balance Sheet Data
	Pro forma*

Cash and cash equivalents	$3,368,971	$556,062	$563,962	$360,064	$1,184,652	$2,647,200

Current assets	3,785,842	972,933	1,416,792	653,035	1,432,125	2,809,884

Total assets	8,085,223	5,272,314	1,746,150	5,101,293	1,532,992	3,894,629

Current liabilities	1,706,031	1,706,031	1,204,821	2,337,198	614,095	348,166

Equity	$6,379,192	$3,566,283	$541,329	$2,764,095	$918,897	$3,491,418

*The	pro forma balance sheet data shows the effect of the exercise of all 18,812,724 Exchange Warrants at $0.15 per share.

Additionally, the financial information included in our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, filed with the Securities and Exchange Commission on October 14, 2003, and in our Quarterly Reports on Form 10-QSB for the fiscal quarters ended September 30, 2003 and December 31, 2003, filed with the Securities and Exchange Commission on November 14, 2003 and February 12, 2004, respectively, are incorporated by reference. To obtain copies of these filings, you can contact Gus Bottazzi, WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017 Attn:, tel. no. 212-962-9277.

10.	Interests of Directors and Officers

A list of our executive officers and directors, as of February 11, 2004 is included in the chart below. None of our directors or executive officers own any Original Warrants that are eligible for the Offer to Exchange. There have been no agreements, arrangements or understandings between us and any of our directors, executive officers or any other person relating to the eligible Original Warrants.

Executive Officers/Directors	Position
Malcolm Coster	Director, Chairman
Gus Bottazzi	CEO, President, Director
John Gnip	Secretary, Director
Greg Parker	Director

11.	Status of Warrants Acquired by Us in the Offer

Original Warrants tendered to us pursuant to the Offer will be cancelled as of March 19, 2004. The Exchanged Warrants will be issued by the Company and immediately exercised for shares of Common Stock effective as of Friday, March 19, 2004.

12.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our exchange of Original Warrants and issuance of Exchanged Warrants and the Common Stock issuable upon the exercise of the Exchanged Warrants. We are not aware of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our warrants as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of warrants for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained without substantial conditions, or obtained at all. The failure to obtain any such approval or other action might result in adverse consequences to our business. Our obligation under the Offer to accept tendered warrants for exchange and to issue new warrants for tendered warrants is subject to the conditions of the Offer, including the conditions described in Section 6.

13.	Tax Consequences

If you exchange all or any portion of your Original Warrants for Exchanged Warrants, we believe that you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We recommend that you consult with your own tax advisor with regard to the possibility of any federal, state, local or other tax consequences of the Offer and the tendering of Original Warrants pursuant to the Offer.

14.	Extension of Offer; Termination; Amendment

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of Original Warrants by giving oral or written notice of such extension to the warrant holders by making a public announcement thereof. If we extend the Offer beyond the March 18, 2004 Expiration Date, we will issue a public announcement regarding the notice of extension by 9:00 A.M. eastern time on the next business day after the scheduled expiration of the Offer.

We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone our acceptance and cancellation of Original Warrants tendered for exchange upon the occurrence of any of the conditions listed in Section 6, by giving oral or written notice of such termination or postponement to the warrant holders by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of warrants tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must return the tendered Original Warrants and the cash tendered for exercise promptly after termination or withdrawal of a tender offer.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If the Offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions, then we will extend the Offer so that the expiration date is no earlier than the tenth business day following the date we publish notice or otherwise inform you in writing.

15.	Fees and Expenses

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Original Warrants pursuant to this Offer to Exchange.

16.	Additional Information

We recommend that you review the Schedule TO, including its exhibits, and the materials incorporated by reference before making a decision on whether to tender your Original Warrants. To obtain additional information or additional copies of the Schedule TO or the material incorporated by reference, you can contact Gus Bottazzi, WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017; tel. no. 212-962-9277.

17.	Miscellaneous

We encourage you to read the documents filed by WARP with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB filed on October 14, 2003 and our Quarterly Reports on Form 10-QSB filed on November 14, 2003 and on February 12, 2004.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the warrant holders residing in such jurisdiction.